Exhibit 99.1

PRESS RELEASE

CHC Helicopter Corporation T 604.276.7500 F 604.232.8341 www.chc.ca
CHC announces option to acquire equity in Brazilian Helicopter Services

Today, August 17, 2005, Vancouver, B.C., Canada: CHC Helicopter Corporation (“CHC”) (TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI) announced today it has been granted an irrevocable option to acquire an equity position in Brazilian Helicopter Services (“BHS”) and provide, on an exclusive basis, operational expertise including: safety management systems, maintenance procedures, technical support and flight standards. Heli-One will provide helicopter leasing services and access to its worldwide fleet of aircraft and power-by-the-hour maintenance support.

BHS is one of the largest helicopter operators in the Brazilian offshore sector, employing a team of more than 200 professionals and operating a fleet of 11 aircraft, including AS332 Super Puma Mk2 and Sikorsky S76 helicopters. BHS operates out of São Paulo, Macaé and Farol de São Tomé, transporting an average of 14,000 passengers per month and has been providing passenger air transport services to Petrobras since 1992.

There are currently 50 aircraft operating in the Brazilian offshore market primarily for Petrobras. Petrobras, the state-owned oil company, plans to invest US$22 billion in exploration and production in order to expand output and are planning to build another 10 platforms. In addition, Petrobras has announced its intention to replace a portion of its existing helicopter fleet with new aircraft in the coming year. This will translate into a significant opportunity for both BHS and CHC. In signing the agreement, BHS and CHC are establishing a mutually beneficial, long-term relationship in the rapidly expanding Brazilian offshore sector.

CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries worldwide.

For further information, please contact:

Jo Mark Zurel, Senior Vice-President	Rick Davis,
And Chief Financial Officer	Vice President, Financial Reporting
604-276-7500	604-279-2471

If you wish to be added to, or removed from, the Company's distribution list, please contact communications@chc.ca.